2010 | SECOND QUARTER SUMMARY

To our Shareholders,

Perpetual Energy Inc. became a Canadian energy exploration and production company on June 30, 2010 through the conversion of Paramount Energy Trust into a corporation. Unitholders voted in favor of the plan of arrangement at the Trust’s Annual General and Special Meeting held on June 17, 2010. With the conversion, Unitholders received common shares of Perpetual on a one-for-one basis in consideration for the cancellation of their Trust Units. We believe the conversion will provide Perpetual with a simplified and more efficient corporate structure and wider access to capital markets, given upcoming changes to tax legislation for income trusts.

Perpetual’s dividend policy remains the same as the distribution policy of the Trust’s, continuing a monthly payout of $0.05 per common share. Canadian taxable shareholders should also benefit from a more tax effective treatment of their cash dividends.

A strategic evolution has been underway over the past few years as we planned for our conversion; one that has greatly expanded Perpetual’s scope of growth opportunities. Perpetual will continue to operate as a highly efficient and low cost producer of natural gas, with an expanding focus on resource-style plays and on oil and natural gas liquids. Perpetual will evaluate, over the new few months, several ‘game changing’ growth opportunities. At the same time, we respect our core objective to maintain production from the base cash flow generating assets. Our results throughout the second half of 2010 will solidify Perpetual’s strategic growth potential for 2011 and beyond.

Susan Riddell Rose, President and Chief Executive Officer
August 10, 2010

Q2 Results

Production and Pricing

  Average quarterly production measured 165.2 MMcfe/d comprised of 157.7 MMcf/d of natural gas and 1,240 bbl/d of oil and natural gas liquids as compared to 165.5 MMcfe/d reported in the second quarter of 2009. Total average production for the six months ended June 30, 2010 decreased five percent to 157.2 MMcfe/d from 166.3 MMcfe/d in the 2009 period due to the shut-in of 10.5 MMcf/d at Legend resulting from an interim regulatory shut-in order associated with the gas over bitumen issue and restricted capital programs driven by low natural gas prices. This was partially offset by acquisitions in west central and eastern Alberta with production in excess of those non-core assets sold as part of the company’s ongoing asset optimization activities. Including deemed production related to the gas over bitumen financial solution, actual plus deemed production volumes increased four percent to 191.7 MMcfe/d for the quarter.
  Total operating costs decreased 13 percent to $21.8 million ($1.45 per Mcfe) for the three months ended June 30, 2010 from $25.2 million ($1.67 per Mcfe) for the same period in 2009, due to decreases in labour and repair and maintenance expenses and an increase in processing income from third parties, which are netted against operating costs. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency.
  Perpetual’s realized natural gas price was $5.54 per Mcfe, a 39 percent decrease from $9.10 per Mcfe in the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $75.2 million (including $47.7 million in early termination gains) compared to gains of $19.9 million for the second quarter 2010 ($12.3 million in early termination gains).

Perpetual Energy Inc. (“Perpetual”) launches into the Canadian energy industry through the corporate conversion of Paramount Energy Trust, a premium-yielding investment in the royalty trust sector. Formed on June 30, 2010, Perpetual exists to be the energy investment of choice, generating sustainable, premium after-tax returns through finding, exploiting, producing and marketing oil and gas-based energy.

Perpetual is grounded with a base of reliable and sustainable net cash flow generating shallow gas properties in northeast and east central Alberta. Through our strategic transition from a distributing trust to a dividend-paying corporation, our asset base has been diversified to encompass a growing core area focused on resource-style plays in the west central Alberta deep basin.

Perpetual is exposed to ‘game changers’, several of the leading plays in the Canadian upstream oil and gas industry with the potential to reshape the company. Our potential extends further; inherent in our assets are multiple prospects for long-term value creation that we characterize as ‘option value’.

Our business plan is focused on being highly profitable, optimizing value at every level and being the most efficient finder and exploiter of opportunities. Perpetual has the assets, the people and the vision to build on our legacy – and create our future as a premium energy investment.

Financial

  Funds flow was $36.2 million ($0.25 per common share) for the three months ended June 30, 2010, down from $91.2 million ($0.81 per common share) for the second quarter of 2009. The decrease was caused by lower realized hedging gains, partially offset by the reduction in operating costs.
  Perpetual’s net bank debt remained virtually unchanged at $258 million at June 30, 2010 versus $260 million at March 31, 2010. During the second quarter the Corporation’s lenders confirmed the borrowing base on its revolving credit facility at $340 million through October 2010.

Capital Activity

  Exploration, development and land expenditures totaled $20.0 million for the second quarter 2010 compared to $7.7 million for the second quarter of 2009, excluding spending on the Warwick gas storage facility. Capital spending was concentrated on Perpetual’s west central Alberta deep basin assets, the purchase of 27.8 net sections of undeveloped land in new ventures areas for $5.4 million, and high return recompletion, workover and facilities projects on Perpetual’s base cash flow generating assets in eastern Alberta. Spending in west central Alberta totaled $12.4 million, comprised of the completion and tie-in of several wells drilled in the first quarter and the drilling of two wells, including a horizontal Cardium oil well at Edson.
  During the second quarter, the Corporation sold non-core properties for total proceeds of $35.2 million, including $28.1 million in cash and $7.1 million in common shares of a publicly-traded junior, TriOil Resources Ltd. The 1.3 million shares of TriOil which were partial consideration for Perpetual’s assets in the Cochrane area of southwest Alberta, provide upside exposure to the junior company’s activities in the emerging light oil play at Lochend. The properties produced approximately 2.2 MMcfe/d and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009 by the Corporation’s independent reserves evaluator.

Warwick Gas Storage Inc. (“WGSI”)

  Gas storage facility evaluation, design and construction expenditures totaled $13.8 million in the second quarter of 2010. Capital activity included drilling and completion operations on four horizontal wells, surface injection facilities, engineering design costs and installment payments on major equipment. Injection began on May 3, 2010 at rates of up to 175 MMcf/d of third party natural gas.
  To provide non-bank funding for the majority of the Warwick gas storage facility, Perpetual completed certain gas sale and storage transactions to yield proceeds of approximately $42 million, of which $10 million is presently held in escrow pending satisfaction of certain conditions. In exchange for the funds received, Perpetual has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013.

Dividends

  Distributions for the second quarter of 2010 totaled $17.2 million or $0.15 per common share, comprised of $0.05 per share paid on May 17, June 15 and July 15. The payout ratio was 59.1 percent of funds flow compared to 18.9 percent for the second quarter of 2009.

Outlook

Perpetual has budgeted an additional $34 million in exploration and development capital expenditures for the second half of 2010. Capital programs are underway in eastern Alberta primarily focused on high return recompletion opportunities as well as the strategic evaluation of the commercial development potential of two heavy oil pools in the Mannville area. Capital spending activities are also ongoing to evaluate several game changing opportunities in Perpetual’s portfolio including:

  A horizontal well and four vertical recompletions at Edson, targeting the Wilrich formation, with results expected in the third quarter;
  Two additional horizontal wells at Carrot Creek and one additional farm-in well at Edson, evaluating the Cardium development potential, with results in the third quarter; and
  Horizontal drilling and multi-stage fracture completions at Elmworth, where a partner is fulfilling its obligation to evaluate Perpetual’s large Montney acreage position with a three well program. Preliminary results are expected by year end.

Our Warwick gas storage project is proceeding as scheduled and WGSI anticipates incurring an additional $24 million in capital spending in the second half of 2010 to finalize construction for first withdrawal on November 1, 2010. Injection capability is expected to increase with two additional wells being brought on stream in August 2010.The Corporation expects that cash flow from WGSI will approximate $4 million for 2010 and forecasts $11 million for its first full year of operations in 2011.

Subsequent to the end of the second quarter, Perpetual closed the disposition of assets in the Cold Lake area for net proceeds of $13.8 million.

Assuming natural gas prices which approximate the current forward market of $4.39 per Mcf at AECO for the second half of 2010, Perpetual expects to cash flow approximately $195 million in 2010 and exit the year with approximately $252 million in net bank debt drawn on its $340 million facility.

PERPETUAL ENERGY INC.	2010 Q2	2

		Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per share amounts)	2010	2009	% Change	2010	2009	% Change
Financial
Revenue, including realized gains and losses on financial
instruments and call option premiums	83,979	137,094	(39)	215,319	234,197	(8)
Funds flow (1)	36,162	91,186	(60)	120,580	132,341	(9)
Per common share (2)	0.25	0.81	(69)	0.89	1.17	(24)
Net earnings (loss)	(44,211)	(8,835)	400	(6,961)	69,625	(110)
Per common share (2)	(0.31)	(0.08)	288	(0.05)	0.62	(108)
Distributions	21,382	17,240	24	40,549	38,704	5
Per common share (3)	0.15	0.15	-	0.30	0.34	(12)
Payout ratio (%) (1)	59.1	18.9	213	33.6	29.2	15
Total assets	1,149,486	1,208,605	(5)	1,149,486	1,208,605	(5)
Net bank and other debt outstanding (1)	257,197	318,518	(19)	257,197	318,518	(19)
Convertible debentures, at principal amount	234,897	236,034	-	234,897	236,034	-
Gas storage arrangement (7)	31,569	-	100	31,569	-	100
Total net debt (1)	523,663	554,552	(6)	523,663	554,552	(6)
Shareholders’ equity	294,786	310,626	(5)	294,786	310,626	(5)
Capital expenditures
Exploration and development	20,684	7,749	167	49,584	47,398	5
Gas storage	13,787	-	100	23,209	-	100
Acquisitions, net of dispositions	78,838	89,687	(12)	100,785	96,279	5
Other	174	105	66	274	244	12
Net capital expenditures	113,483	97,541	16	173,852	143,921	21
Common shares outstanding (thousands)
End of period	143,623	118,877	21	143,623	118,877	21
Weighted average	142,118	113,071	26	134,797	113,019	19
Share Options and Bonus Rights outstanding	8,692	9,722	(11)	8,692	9,722	(11)
Shares outstanding at August 5, 2010	144,532			144,532
Operating
Production
Total natural gas (Bcfe) (6)	15.0	15.1	(1)	28.5	30.1	(5)
Daily average natural gas (MMcfe/d) (6)	165.2	165.5	-	157.2	166.3	(5)
Gas over bitumen deemed production (MMcf/d) (4)	26.5	18.1	46	26.4	18.5	43
Average daily (actual and deemed - MMcfe/d) (4)	191.7	183.6	4	183.6	184.8	(1)
Per common share (cubic feet equivalent/d/share) (2)(4)	1.35	1.62	(17)	1.29	1.63	(21)
Realized natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (5)	4.19	3.89	8	4.78	4.66	3
Including financial hedging and physical forward sales (5)	5.54	9.10	(39)	7.54	7.78	(3)
Land (thousands of net acres)
Undeveloped land holdings	2,046	1,984	3	2,046	1,984	3
Drilling (wells drilled gross/net)
Gas	2/2	-/-	100/100	26/22.9	38/31.4	(32)/(27.0)
Gas storage injection/withdrawal	2/2	-/-	100/100	9/9	-/-	100/100
Dry	-/-	-/-	-/-	1/1	-/-	100/100
Total	4/4	-/-	100/100	36/32.9	38/31.4	(5)/5
Success rate (%)	100/100	-/-	100/100	97/96	95/95	2/1

(1) These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis. (2) Based on weighted average common shares outstanding for the period.
(3) Based on shares outstanding at each distribution date. In future periods Perpetual will be paying dividends instead of distributions. (4) The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable. (5) Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial and physical hedging, Perpetual assumes all natural gas sales based on
physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.	(6) Production amounts are based on Perpetual’s interest before royalties.	(7) As Perpetual has an obligation to repay the
gas storage arrangement through the delivery of 8 Bcf of natural gas in the first quarter of 2013, it is included in the Corporation’s net debt.

PERPETUAL ENERGY INC.	2010 Q2	3

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc’s (“Perpetual” or the “Corporation”) operating and financial results for the three and six months ended June 30, 2010 as well as information and estimates concerning the Company’s future outlook based on currently available information. This discussion should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2010 and 2009 as well as the audited consolidated financial statements and accompanying notes and MD&A of Paramount Energy Trust (the “Trust”) for the years ended December 31, 2009 and 2008. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is August 9, 2010.

Mcf equivalent (“Mcfe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the “Arrangement”) involving Perpetual, the Trust and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust’s outstanding convertible debentures which are now convertible debentures of the Corporation.

Perpetual believes that the conversion will provide the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by the trust tax legislation introduced by the federal government in 2006. In addition, Canadian taxable Shareholders will benefit from what the Corporation believes to be a more tax-effective treatment of their cash dividends following the conversion to a corporate structure. Shareholders may also benefit from a simplified and more efficient corporate structure. Prior to the conversion of the Trust to a corporation on June 30, 2010 distributions were paid to Unitholders. Beginning in July 2010, the Corporation will pay dividends rather than distributions to Shareholders. Perpetual’s dividend policy remains the same as the Trust’s, continuing with a monthly payout of $0.05 per common share.

References to “common shares” and “Shareholders” are references to the securities of the Corporation and the holders thereof following the conversion date, and references to “dividends” are references to dividends paid by Perpetual following the conversion date and to distributions paid by the Trust prior to the conversion date, as the context may require. The new trading symbol for Perpetual’s common shares is PMT on the Toronto Stock Exchange. The trading symbols for the Corporation’s convertible debentures have not changed since the conversion date.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES Successful efforts accounting

The Corporation follows the successful efforts method of accounting for its petroleum and natural gas operations. This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred. However, to make reported funds flow in this MD&A comparable to industry practice the Corporation reclassifies geological and geophysical costs as well as surrendered leases from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

PERPETUAL ENERGY INC.	2010 Q2	4

Funds flow GAAP reconciliation	Three months ended June 30		Six months ended June 30
($ thousands except per common share amounts)	2010	2009	2010	2009
Cash flow provided by operating activities	34,903	88,251	116,528	137,327
Exploration costs (1)	832	947	2,166	4,538
Expenditures on asset retirement obligations	989	1,068	3,012	2,430
Gas over bitumen royalty adjustments not yet received	(1,205)	–	416	–
Changes in non-cash operating working capital	643	920	(1,542)	(11,954)
Funds flow	36,162	91,186	120,580	132,341
Weighted average common shares outstanding (thousands)	142,118	113,071	134,797	113,019
Funds flow per common share	0.25	0.81	0.89	1.17

(1)	Certain exploration costs are added back to funds flow in order to be more comparable to other Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

Additional significant and new accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS
Capital expenditures
	Three months ended June 30		Six months ended June 30
Capital expenditures ($ thousands)	2010	2009	2010	2009
Exploration and development expenditures (1)	34,471	7,749	72,793	47,398
Property acquisitions	114,020	7,207	138,169	13,898
Profound acquisition – cash consideration	–	21,263	–	21,263
Profound acquisition – common share consideration	–	18,414	–	18,414
Profound acquisition – assumption of net debt	–	52,157	–	52,157
Dispositions (2)	(35,182)	(9,354)	(37,384)	(9,453)
Other	174	105	274	244
Total capital expenditures	113,483	97,541	173,852	143,921

(1)	Exploration and development expenditures for the three and six months ended June 30, 2010 include approximately $0.8 million and $2.2 million in exploration costs (three and six months ended June 30, 2009 - $0.9 million and $4.5 million, respectively) which have been expensed directly on the Corporation’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.
(2)	Dispositions include $7.1 million in common shares of a junior oil and gas company received as partial consideration for an asset sale completed in the second quarter of 2010. Since this is a non- cash transaction, those proceeds are not included in the Corporation’s statement of cash flows for the current period.

Exploration, development and land expenditures totaled $34.5 million for the three months ended June 30, 2010 as compared to $7.7 million for the second quarter of 2009. The increase is due to capital spending on the west central Alberta assets, as well as $13.8 million in expenditures by the Corporation’s wholly-owned subsidiary, Warwick Gas Storage Inc. (“WGSI”) on its commercial gas storage project at Warwick. Spending in west central Alberta totaled $12.4 million, comprised of the completion and tie-in of several wells drilled in the first quarter, the drilling of two wells including a horizontal Cardium oil well at Edson and undeveloped land acquisitions. Undeveloped land acquisitions in new venture areas totaling $5.4 million and recompletion, workover and facilities construction activity in the Eastern District were also included in capital spending for the quarter.

The gas storage facility evaluation, design and construction are proceeding as scheduled, and WGSI anticipates incurring an additional $24 million in capital spending in the second half of 2010 to finalize construction of the facility (“WGSI facility”). The facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Withdrawals are scheduled to commence on November 1, 2010. Second quarter capital activity included drilling and completion operations on four horizontal wells, surface injection facilities, engineering design costs and installment payments on major equipment. Planned expenditures in last half of 2010 relate to the purchase and installation of compressors and associated surface facilities designed to allow for winter 2010-2011 withdrawals. Injection capability is expected to increase with two additional wells being brought on stream in August 2010.

On April 1, 2010 Perpetual closed the previously announced asset acquisition in the Edson area of Alberta (“Edson Acquisition”). The acquisition price of $123.2 million, including adjustments and a $9.5 million deposit paid in the first quarter of 2010, was funded through a combination of bank debt, the early termination of gas price hedging contracts and an issue of subscription receipts (“Subscription Receipts”). In conjunction with the Edson Acquisition, Perpetual entered into an agreement to sell to a syndicate of underwriters 10.5 million Subscription Receipts at a price of $4.75 each for gross proceeds of $50.0 million to a syndicate of underwriters. Perpetual also granted the underwriters an option to purchase up to an additional 1.6 million Subscription Receipts on the same terms as above, which was exercised resulting in total proceeds of $57.5 million prior to issue costs. On closing of the Edson Acquisition the Subscription Receipts were converted into 12.1 million common shares of Perpetual. Perpetual acquired natural gas and liquids production (80 percent natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Alberta deep basin (the “Edson Assets”). The vendor’s independent reserve evaluator assigned 34.5 Bcf of gas reserves and 1.4 MMbbls of oil and natural gas liquids (“NGL”) reserves (42.9 Bcfe total) to the Edson Assets in their December 31, 2009 evaluation. The Edson Assets contributed production of 9.0 MMcfe/d to the Corporation’s production figures for the current quarter.

PERPETUAL ENERGY INC.	2010 Q2	5

As part of the Edson Acquisition, Perpetual negotiated a farm-in arrangement on 37 gross (31 net) sections of undeveloped Cardium rights in the area of which 22 net sections are believed by Perpetual to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis. In addition to the 19,900 net acres of Cardium rights subject to 50 percent earning through the farm-in arrangement described above, the assets also include 13,393 net acres of undeveloped land prospective for development of Cretaceous and Jurassic tight gas sands. The first of two commitment wells was rig released during the second quarter. The second commitment well is scheduled to spud in early September. Perpetual has identified significant upside in the acquired assets through further intensified development of the Rock Creek basin-centered gas zone, and through several deep basin, gas-saturated Cretaceous zones that are prospective for horizontal development. Since closing the Edson Acquisition, Perpetual has drilled a horizontal well targeting gas and natural gas liquids in the Wilrich zone and completed three vertical wells.

During the second quarter, the Corporation sold non-core properties for total proceeds of $35.2 million, including $28.1 million in cash and $7.1 million in common shares of a publicly-traded junior exploration and production company. The shares of Trioil Exploration, which were partial consideration for Perpetual’s assets in the Cochrane area of southwest Alberta, provide upside exposure to the junior company’s activities in the emerging light oil play at Lochend. The properties produced approximately 2.2 MMcfe/d and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009 by the Corporation’s independent reserves evaluator.

Production
	Three months ended June 30		Six months ended June 30
Natural gas production by core area (MMcfe/d)	2010	2009	2010	2009
Eastern District
Northeast	48.6	66.7	45.6	62.3
Athabasca	34.2	45.7	34.4	46.9
Birchwavy West	19.7	16.4	19.6	19.4
Birchwavy East	30.3	29.8	29.6	30.3
Eastern District total	132.8	158.6	129.2	158.9
West Central District	25.9	–	21.5	–
Severo Energy Corp. (1)	5.9	6.0	5.8	6.3
Other	0.6	0.9	0.7	1.1
Total	165.2	165.5	157.2	166.3
Deemed production from gas over bitumen financial solution	26.5	18.1	26.4	18.5
Total actual plus deemed production	191.7	183.6	183.6	184.8

(1)	Perpetual has an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining 11 percent is owned by employees of Severo and Perpetual and several private investors. Since the Corporation has retained control of Severo, the results, assets and liabilities of this entity have been included in Perpetual’s financial statements. The non- Perpetual ownership interests of Severo are shown as non-controlling interest.

Production totaled 165.2 Mmcfe/d for the three months ended June 30, 2010, comprised of 157.7 MMcf/d of natural gas and 1,240 bbl/d of oil and natural gas liquids (“NGL”), as compared to 165.5 MMcfe/d for the second quarter of 2009. Production additions from the Profound and Edson Acquisitions were offset by the shut-in of 10.5 MMcfe/d of natural gas production at Legend in the Northeast core area effective October 31, 2009 as a result of a gas over bitumen shut-in order from the Energy Resources Conservation Board (“ERCB”), non-core property dispositions primarily in the Athabasca area, and restricted capital programs in 2009 due to low gas prices. Production increased 16.0 MMcfe/d (11 percent) from the first quarter of 2010 due to the Edson Acquisition and production additions from successful winter capital programs in the Eastern and West Central Districts. Total actual plus deemed production increased four percent in the second quarter of 2010 relative to the same period in 2009.

Total average production for the six months ended June 30, 2010 decreased five percent to 157.2 MMcfe/d from 166.3 MMcfe/d in the 2009 period due to restricted capital programs, partially offset by the increase in production associated with the Profound and Edson Acquisitions and subsequent development of the West Central assets.

PERPETUAL ENERGY INC.	2010 Q2	6

MARKETING
Natural gas prices
	Three months ended June 30		Six months ended June 30
Natural gas prices ($/Mcfe, except percent amounts)	2010	2009	2010	2009
Reference prices
AECO Monthly Index	3.86	3.66	4.61	4.65
AECO Daily Index	3.89	3.45	4.42	4.18
Alberta Gas Reference Price (1)	3.57	3.36	4.18	4.22
Average Perpetual prices
Before financial hedging and physical forward sales (2)	4.19	3.89	4.78	4.66
Percent of AECO Monthly Index (%)	109	106	104	100
Before financial hedging (3)	4.22	3.89	4.80	4.70
Percent of AECO Monthly Index (%)	109	106	104	101
After financial hedging and physical forward sales	5.54	9.10	7.54	7.78
Percent of AECO Monthly Index (%)	144	249	164	167

(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for June 2010 is an estimate.
(2)	Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial hedging and physical forward sales, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.
(3)	Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

After a natural gas price rebound in late 2009 driven by cold weather and increased heating demand, which led to an increase in the AECO Monthly Index from $2.70 per Mcf for September 2009 to $5.52 per Mcf for February 2010, gas prices have experienced weakness to date in 2010 as strong supply from shale gas plays in the United States and continued weak industrial gas demand due to the recession in North America have contributed to high gas storage levels. Despite weakness in spot prices, the forward curve for natural gas has stabilized as signs of economic recovery grow stronger. Perpetual’s natural gas price before financial hedging and physical forward sales increased eight percent to $4.19 per Mcfe for the three months ended June 30, 2010 from $3.89 per Mcfe for the second quarter of 2009, compared to an increase in the AECO Monthly Index price of five percent from period to period. Perpetual’s natural gas price before financial hedging and physical forward sales measured 109 percent of the AECO Monthly Index in the current quarter as compared to 106 percent of the AECO Monthly Index for the three months ended June 30, 2009 as a result of the increasing oil and NGL volumes included in the Corporation’s production portfolio.

The Corporation’s realized gas price was $5.54 per Mcfe for the second quarter of 2010, a 39 percent decrease from the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $75.2 million as compared to gains of $19.9 million for the current period. Perpetual may terminate in-the-money hedging instruments in advance of the stated maturity dates in order to lock in cash flow to enhance the Corporation’s balance sheet, fund capital spending activities and maintain dividend sustainability for Shareholders. Early termination gains of $12.3 million and $47.7 million are included in realized gains on financial instruments for the three months ended June 30, 2010 and 2009 respectively.

Risk management

Perpetual’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and dividends, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s credit facility and Hedging and Risk Management Policy. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its financial instruments.

Perpetual’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s hedging strategy, though designed to protect funds flow and dividends, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its hedging position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

The Corporation recorded an unrealized loss on financial instruments of $34.4 million for the three months ended June 30, 2010, due to the realization of $19.9 million of gains in the Corporation’s cash flows during the quarter and some strengthening of forward natural gas prices, which reduces the mark-to-market value of Perpetual’s forward hedge position at the end of the second quarter relative to its value at the end of the previous quarter. In addition, the forward sale contracts for 2013 natural gas delivery initiated by the Corporation in 2009 related to the gas storage project were cancelled as part of the funding arrangement closed on June 30, 2010. These contracts had a mark-to-market value of $8.3 million at March 31, 2010.

PERPETUAL ENERGY INC.	2010 Q2	7

Financial and forward sales contracts as of June 30, 2010 are disclosed in note 11 to the Corporation’s interim consolidated financial statements as at and for the three and six months ended June 30, 2010. Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at August 9, 2010 are as follows:

		% of 2010
	Volumes at AECO	Forecast	Price	Futures Market
Type of Contract	(GJ/d)	Production (4)	($/GJ) (1)	($/GJ) (3)	Term
Financial	85,000		7.50		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	95,000	49	7.53	4.14	November 2010 – March 2011
Financial	47,500	24	5.21	4.13	April – October 2011
Financial	37,500	19	5.33	4.75	November 2011 – March 2012

(1) Average price calculated using weighted average price for net open sell contracts. (2) Futures market reflects AECO settled and forward market prices as at August 9, 2010.

(3) Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

The mark-to-market value of the Corporation’s financial and physical forward sales arrangements at August 9, 2010 is approximately $63 million.

As part of Perpetual’s risk management strategy, the Corporation has also sold forward financial call options to counterparties to purchase natural gas from Perpetual at strike prices in excess of current forward prices. Option premiums of $11.0 million have been received and included in funds flows in respect of these transactions, of which $3.4 million was recorded in 2008, $5.7 million was recorded in 2009 and $1.9 million was recorded in the first quarter of 2010. Call option contracts outstanding as of August 9, 2010 are as follows.

	Volumes at AECO	% of 2010	Average Strike	Futures Market (2)
Type of Contract	(GJ/d)	Budgeted Volume (1)	Price ($/GJ)	($/GJ)	Term
Sold Call	20,000	10	7.25	3.77	August – December 2010
Sold Call	15,000	8	7.08	3.55	August – October 2010
Sold Call	32,500	17	8.00	4.14	November 2010 – March 2011
Sold Call	30,000	15	6.00	4.13	April – October 2011

(1) Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

(2) Futures market reflects AECO forward market prices as at August 9, 2010.

The Corporation also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Perpetual had no net basis exposure as of August 9, 2010.

FINANCIAL RESULTS
Revenue
	Three months ended June 30		Six months ended June 30
Revenue ($ thousands)	2010	2009	2010	2009
Oil and natural gas revenue, before financial
Hedging (1)	63,444	58,631	136,583	141,381
Gas storage revenue	664	-	664	-
Realized gains (losses) on financial instruments (2)	19,871	75,196	76,221	89,549
Call option premiums received (3)	-	3,267	1,851	3,267
Total revenue	83,979	137,094	215,319	234,197

(1)	Includes revenues related to physical forward sales contracts which settled during the period.
(2)	Realized gains (losses) on financial instruments include settled financial forward contracts and options.
(3)	Call option premiums received are included in the calculation of the Corporation’s realized gas price and funds flows.

PERPETUAL ENERGY INC.	2010 Q2	8

Total revenue decreased 39 percent to $84.0 million for the three months ended June 30, 2010 compared to $137.1 million for the second quarter of 2009 primarily due to a $55.3 million decrease in realized gains on financial instruments related to the Corporation’s gas price management program. Revenue for the second quarter of 2009 was enhanced with the early termination gains of $47.7 million related to sales contracts for the June to October 2009 period. Revenue for the six months ended June 30, 2010 decreased eight percent to $215.3 million from $234.2 million for 2009, commensurate with the five percent decline in actual production levels with the shut-in of Legend and three percent decrease in realized natural gas prices from period to period.

Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts.

Funds flow
			Three months ended June 30				Six months ended June 30
		2010		2009		2010		2009
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)		15.0		15.1		28.5		30.1
Revenue (1)	84.0	5.59	137.1	9.10	215.3	7.57	234.2	7.78
Royalties	(6.9)	(0.46)	(2.7)	(0.18)	(16.0)	(0.56)	(11.5)	(0.38)
Operating costs	(21.8)	(1.45)	(25.2)	(1.67)	(45.5)	(1.60)	(58.1)	(1.93)
Transportation	(3.1)	(0.20)	(3.2)	(0.22)	(6.2)	(0.22)	(6.6)	(0.22)
Operating netback (3)	52.2	3.48	106.0	7.03	147.6	5.19	158.0	5.25
Gas over bitumen royalty
adjustments	2.5	0.17	1.8	0.12	6.8	0.24	5.2	0.17
Lease rentals	(1.0)	(0.06)	(0.8)	(0.05)	(1.7)	(0.06)	(1.8)	(0.06)
General and administrative (2)	(9.1)	(0.60)	(8.0)	(0.53)	(17.0)	(0.60)	(15.8)	(0.52)
Interest and other	(4.1)	(0.27)	(4.0)	(0.27)	(6.9)	(0.24)	(5.7)	(0.19)
Interest on convertible
debentures (2)	(4.3)	(0.29)	(3.8)	(0.25)	(8.2)	(0.29)	(7.5)	(0.25)
Funds flow (2) (3)	36.2	2.43	91.2	6.05	120.6	4.24	132.3	4.40

(1)	Revenue includes realized gains and losses on financial instruments, call option premiums received and gas storage revenue.
(2)	Excludes non-cash items.
(3)	This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Royalties

Royalty expense increased to $6.9 million and $16.0 million for the three and six months ended June 30, 2010 from $2.7 million and $11.5 million for the comparative periods in 2009, primarily due to annual operating cost and gas cost allowance adjustments relating to 2009 received from the Alberta Crown totaling $2.8 million, which were received and recorded in the current quarter. Perpetual’s average royalty rate on natural gas revenues before financial instruments was 11.0 percent for the three months ended June 30, 2010 compared to 4.6 percent for the second quarter of 2009. The increase in royalty rate is related to the crown adjustments received and to the inclusion of West Central assets in the Corporation’s revenue base, which attract higher royalty rates than Perpetual’s Eastern District assets due primarily to higher average well productivity and NGL content.

Operating costs

Total operating costs decreased 13 percent to $21.8 million ($1.45 per Mcfe) for the three months ended June 30, 2010 from $25.2 million ($1.67 per Mcfe) for the same period in 2009, due to decreases in labour and repair and maintenance expenses and an increase in processing income from third parties, which are netted against operating costs. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency in the current low gas price environment.

Operating costs for the first half of 2010 totaled $45.5 million, a 22 percent reduction from 2009 levels (17 percent reduction on a unit-of-production basis). The decrease relates primarily to cost reductions in labour, equipment and repair and maintenance and higher processing income in 2010 as compared to 2009.

Transportation costs

Transportation costs were relatively unchanged at $3.1 million for three month period ended June 30, 2010 as compared to $3.2 million for the second quarter of 2009. On a year-to-date basis, transportation costs decreased to $6.2 million in 2010 as compared to $6.6 million in 2009 due to lower production volumes. Perpetual has reduced its transportation expenses for its northeast Alberta production by pursuing contracts to market gas directly to end users proximal to the Corporation’s northeast Alberta operations at market-based prices, which benefit from reduced transportation costs.

PERPETUAL ENERGY INC.	2010 Q2	9

Operating netback

Perpetual’s operating netback decreased by $53.8 million to $52.2 million for the three months ended June 30, 2010 from $106.0 million for the three months ended June 30, 2009, due to a decrease in realized gains on hedging contracts and call option premiums and higher royalty charges, partially offset by reduced operating costs and receipt of the Corporation’s first revenues from its gas storage operations. Perpetual’s realized price and operating netback for the second quarter of 2009 included $47.7 million in gains related to the early termination of hedging contracts.

Operating netback reconciliation	($ millions)
Realized price decrease	(53.5)
Production decrease	(0.3)
Gas storage revenue	0.7
Royalty expense increase	(4.2)
Operating cost decrease	3.3
Transportation cost decrease	0.2
Decrease in operating netback	(53.8)

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is: 0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ)) Effective October 31, 2009 the ERCB ordered the shut-in of approximately 8.6 MMcfe/d of natural gas production from the Corporation’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcf/d of production was shut-in due to the shut-in of facilities in the area. Perpetual is eligible to receive the gas over bitumen financial solution in respect of the majority of the production shut-in by the ERCB order.

The Corporation’s net deemed production volume for purposes of the royalty adjustment was 26.5 MMcf/d in the second quarter of 2010. Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application. In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 8.4 MMcf/d from 18.1 MMcf/d for the three months ended June 30, 2010 as a result of the Legend shut-in order, partially offset by the annual ten percent reduction in deemed production volumes.

The majority of royalty adjustments received have been recorded on Perpetual’s balance sheet rather than reported as income as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009 and the second quarter of 2010, the Corporation’s net crown royalty expenses were too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $5.6 million in royalty adjustments receivable as at June 30, 2010, which are netted against the gas over bitumen liability on the Corporation’s balance sheet. These amounts are included in funds flows and considered distributable income. The change in Perpetual’s gas over bitumen liability during 2009 and the first six months of 2010 is as follows.

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded for the three months ended June 30, 2010	6,086
Less: royalty adjustments not yet received	(416)
Net liability, June 30, 2010	82,837

PERPETUAL ENERGY INC.	2010 Q2	10

General and administrative expenses

General and administrative costs for the first half of 2010 totaled $19.5 million as compared to $18.9 million for the comparable period in 2009 as a result of additional costs related to the management of the West Central assets and the conversion from an income trust into a corporation, partially offset by a reduction in non-cash stock based compensation expense. General and administrative expenses increased ten percent to $10.8 million for the three months ended June 30, 2010 from $9.8 million for the three months ended June 30, 2009 due to the factors described above and expenses related to the Company’s conversion to International Financial Reporting Standards. Included in general and administrative expenses for the three-month periods ended June 30, 2010 and 2009 are $1.7 million and $1.8 million, respectively of non-cash expenses related to share-based compensation.

Interest expense

Interest expense totaled $4.1 million for the three months ended June 30, 2010 as compared to $4.0 million for the second quarter of 2009. Interest expense increased to $6.9 million for the first six months of 2010 from $5.7 million for the first half of 2009, due to increases in margins on Perpetual’s credit facility which took effect on April 1, 2009.

Interest on convertible debentures for the three and six months ended June 30, 2010 totaled $5.1 million and $9.6 million respectively, compared to $4.7 million and $9.2 million incurred for the three and six months ended June 30, 2009. The increase relates to the issue of a new series of 7 percent convertible debentures in May 2010, as well as the amendment of a series of debentures in December 2009 to extend the maturity date, reduce the conversion price and increase the interest rate.

Funds flow

Funds flow netbacks decreased 60 percent to $2.43 per Mcfe in the second quarter of 2010 from $6.05 per Mcfe in the comparable period for 2009, driven primarily by lower realized gains on financial instruments for the current quarter. As a result of the decrease in netbacks, funds flow decreased to $36.2 million ($0.25 per common share) from $91.2 million ($0.81 per common share) for the second quarter of 2009. Funds flow for the six months ended June 30, 2010 totaled $120.6 million ($0.89 per common share) as compared to $132.3 million ($1.17 per common share) for the first half of 2009. The decrease was caused by lower revenues, partially offset by a reduction in operating costs.

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Corporation in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses decreased to $3.7 million for the three months ended June 30, 2010 from $3.9 million for the second quarter of 2009 due to lower land amortization expense. For the first six months of 2010 exploration expenses decreased to $7.7 million from $10.7 million for 2009 due to lower seismic expenditures.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense increased from $47.2 million and $95.5 million for the three and six months ended June 30, 2009 to $60.1 million and $115.6 million for the three and six-month periods in 2010 due to a 28 percent increase in Perpetual’s depletion rates. In the fourth quarter of 2009, successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to 2009, reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Corporation’s 2009 year-end reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low gas price resulted in lower reserve volumes than the forecast price reserves disclosed in the Trust’s 2009 annual report, which increased the Corporation’s DD&A rate.

Earnings (loss)

The Corporation reported a net loss of $44.2 million ($0.31 per basic and diluted common share) for the three months ended June 30, 2010 as compared to net loss of $8.8 million ($0.08 per basic and diluted common share) for the 2009 period. The lower net earnings are due to a decrease in realized gains on financial instruments and higher DD&A charges, partially offset by $23.4 million in gains on asset sales during the current quarter. Year-to-date in 2010 Perpetual reported a loss of $7.0 million ($0.05 per basic and diluted common share) as compared to net earnings in 2009 of $69.6 million, as a result of lower funds flows, an unrealized loss on the change in mark-to-market value of financial instruments of $17.7 million and increased DD&A expense.

Asset retirement obligation

The Corporation’s asset retirement obligation is estimated internally based on Perpetual’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Corporation’s external reserve report prepared as of December 31, 2009. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. Perpetual’s asset retirement obligation increased from $194.6 million at December 31, 2009 to $206.4 million at June 30, 2010 due to accretion expense and additional obligations relating to asset acquisitions and current year drilling activities.

Income taxes

As a result of the corporate conversion completed by Perpetual on June 30, 2010, the Corporation is subject to Canadian corporate federal and provincial income tax legislation, beginning on the conversion date. While distributions up to and including the June 2010 distribution paid July 15, 2010 were deductible in computing income for tax purposes of the Corporation, dividends declared by Perpetual after the conversion date will not be deductible in determining taxable income of the Corporation. Perpetual has significant tax pools available to offset future taxable income, and does not anticipate paying cash income tax in 2010.

Perpetual recorded future tax expense of $nil for the three and six months ended June 30, 2010 (three and six months ended June 30, 2009 –$3.7 million and $4.9 million tax recoveries, respectively). The tax values of the Corporation’s assets currently exceed the related book values, and as such the Corporation has no future tax liability. Future income tax is a non-cash item and does not affect the Corporation’s funds flows or its cash available for dividends.

PERPETUAL ENERGY INC.	2010 Q2	11

At June 30, 2010, the Corporation’s consolidated income tax pools are estimated to be $896 million, as outlined below. Actual tax pool amounts will vary as tax returns are finalized and filed.

Tax pools
Tax pool information ($ millions)			As at June 30, 2010
Canadian oil and gas property expense (COGPE)				362
Canadian development expense (CDE)				131
Canadian exploration expense (CEE)				64
Undepreciated capital cost (UCC)				215
Share issue costs				2
Non-capital losses				122
Total				896

SUMMARY OF QUARTERLY RESULTS
			Three months ended
Quarterly results ($ thousands except where noted)	June 30, 2010	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009
Oil and natural gas revenues (1)	64,108	73,139	56,987	47,875
Natural gas production (MMcfe/d)	165.2	149.2	145.9	152.4
Funds flow (2)	36,162	84,419	39,409	59,599
Per common share - basic	0.25	0.66	0.32	0.49
Net earnings (loss)	(44,211)	37,250	(11,287)	(44,151)
Per common share - basic	(0.31)	0.29	(0.09)	(0.36)
- diluted	(0.31)	0.29	(0.09)	(0.36)
Realized natural gas price ($/Mcfe) (3)	5.54	9.78	5.87	7.51
Average AECO Monthly Index price ($/Mcf)	3.86	5.36	4.23	3.02

			Three months ended
Quarterly results ($ thousands except where noted)	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008
Oil and natural gas revenues (1)	58,631	82,750	109,090	149,216
Natural gas production (MMcfe/d)	165.5	167.1	173.1	183.7
Funds flow (2)	91,186	41,154	61,513	76,380
Per common share - basic	0.81	0.36	0.55	0.68
Net earnings (loss)	(8,835)	78,460	(8,986)	180,796
Per common share - basic	(0.08)	0.69	(0.08)	1.62
- diluted	(0.08)	0.69	(0.08)	1.60
Realized natural gas price ($/Mcfe) (3)	9.10	6.46	7.61	8.78
Average AECO Monthly Index price ($/Mcf)	3.66	5.63	6.79	9.25

(1)	Excludes realized gains (losses) on financial instruments, but includes gas storage revenue.
(2)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(3)	Realized natural gas price includes realized gains and losses on financial hedging and physical forward sales contracts.

Oil and natural gas revenues are a function of production levels and natural gas prices before hedging. Revenues were highest in the third quarter of 2008 when AECO prices were highest, averaging $9.25 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. Perpetual uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with Perpetual’s realized gas price and changes in production levels. Funds flows were highest in the second quarter of 2009 and the first quarter of 2010 as a result of realized gas prices of $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the second quarter of 2010 due to a reduction in realized hedging gains relative to previous quarters, leading to a realized gas price of $5.54 per Mcfe.

Net earnings are a function of funds flows and non-cash charges, such as DD&A and unrealized gains (losses) on financial instruments. Due to the volatility of natural gas prices and the Corporation’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were highest in the third quarter of 2008 and the first quarter of 2009 as a result of unrealized gains on financial instruments of $168.9 million and $95.1 million, respectively. The net losses in the second quarter of 2010 and the third quarter of 2009 were due to unrealized losses $34.4 million and $45.8 million, respectively on the change in mark-to-market value of Perpetual’s financial instruments during those periods.

PERPETUAL ENERGY INC.	2010 Q2	12

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES
Capitalization and financial resources ($ thousands except per Trust Unit and percent amounts)	June 30, 2010	December 31, 2009
Long term bank debt	243,849	262,393
Working capital deficiency (surplus) (1)	13,348	8,450
Convertible debentures, measured at principal amount	234,897	230,168
Gas storage arrangement (2)	31,569	-
Net debt	523,663	501,011
Common shares outstanding (thousands)	143,623	126,224
Market price at end of period ($/Share)	5.10	5.22
Market value of common shares	732,477	658,889
Total capitalization (1)	1,256,140	1,159,900
Net debt as a percentage of total capitalization (%)	41.7	43.2
Annualized funds flow (1)	144,648	157,636
Net debt to annualized funds flow ratio (times) (1)	3.6	3.2

(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A. Annualized funds flow is for the second quarter of 2010 and the fourth quarter of 2009.
(2)	As Perpetual has an obligation to repay the gas storage arrangement through the delivery of 8 bcf of natural gas in the first quarter of 2013, it is included in the Corporation’s net debt.

Bank debt

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. The borrowing base on the Credit Facility is currently $340 million, with the next borrowing base review scheduled for October 2010. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 3.7 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $18.5 million from December 31, 2009 due to proceeds received from the Corporation’s gas storage financing, partially offset by expenditures related to the construction of the storage facility and the Edson Acquisition. In addition to amounts outstanding under the credit facility Perpetual has outstanding letters of credit in the amount of $6.3 million.

Gas storage arrangement

As part of the Corporations’s semi-annual borrowing base redetermination in May 2010, Perpetual’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the syndicated banking facility. In order to provide non-bank funding for the majority of the WGSI Facility, WGSI has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, which provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation. In exchange for the funds received, Perpetual has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. The gas storage liability on the balance sheet and the additional amount in escrow represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2013, using the effective interest rate method. In future periods the Corporation will also record changes to the financial instrument asset or liability related to the change in the 2013 forward price curve for natural gas and a corresponding unrealized gain (loss) on financial instruments on the statement of earnings.

Convertible debentures

As at June 30, 2010, the Corporation had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures), 7.25 percent convertible debentures issued in April 2006 (7.25% Debentures) and 7.0 percent convertible debentures issued in May 2010. The Corporation’s 6.25 percent convertible debentures were repaid in cash on June 30, 2010. All series of debentures are repayable on the maturity date in cash or in common shares, at the option of Perpetual. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per common share)	14.20	7.50	7.00
Fair market value ($ millions)	76.4	104.0	62.4

PERPETUAL ENERGY INC.	2010 Q2	13

Fair values of debentures are calculated by multiplying the number of debentures outstanding at June 30, 2010 by the quoted market price per debenture at that date. None of the debentures were converted into common shares during the three months ended June 30, 2010.

On December 17, 2009 the 7.25% Debentures were amended as follows:

  Interest rate increased from 6.25 percent to 7.25 percent;
  Conversion price reduced to $7.50 per common share from $23.80 per common share; and
  Maturity date extended to January 31, 2015 from April 30, 2011.

On May 26, 2010, the Corporation issued $60.0 million of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010 (7.0% Debentures). The 7.0% Debentures will mature on December 31, 2015 and are subordinated to Perpetual’s credit facility and all other outstanding convertible debentures. The Corporation incurred $2.5 million in fees in connection with the issuance, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the life of the debentures.

Net debt to annualized funds flow increased to 3.6 times for the three months ended June 30, 2010 compared to 3.2 times for the quarter ended December 31, 2009, due to a decrease in funds flows for the period and an increase in net debt. A reconciliation of the increase in net debt from December 31, 2009 to June 30, 2010 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2009	501.0
Capital expenditures (exploration & development and other)	73.1
Acquisitions, net of dispositions	100.8
Funds flow (1)	(120.6)
Dividends	40.5
Expenditures on asset retirement obligations	3.0
DRIP proceeds and cash received on exercise of common share options	(24.2)
Severo common share issue (2)	(0.6)
Issue of common shares, net of issue costs	(54.3)
Issue and amendment costs on convertible debentures	2.7
Unrealized loss on marketable securities	1.8
Gas over bitumen royalty adjustments not yet received	0.4
Net debt, June 30, 2010	523.6

(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(2)	Severo raised a total of $0.6 million through a private share offering to existing shareholders in 2010. As Perpetual owns a controlling interest in Severo, its financial results are consolidated with those of the Corporation.

Dividends

Dividends are determined monthly by the Board of Directors of the Corporation taking into account Perpetual’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Corporation’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash dividends to Shareholders:

    Exploration and development expenditures;
    Projected production additions;
    Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;
    Base production forecasts;
    Current financial and physical forward natural gas sales contracts;
    Forward market for natural gas prices;
    Site reclamation and abandonment expenditures; and
    Working capital requirements.

Dividends for the second quarter of 2010 totaled $21.4 million or $0.15 per common share consisting of $0.05 per common share paid on May 17, June 15 and July 15, 2010. The Corporation’s payout ratio, which is the ratio of dividends to funds flow, was 59.1 percent in the current quarter as compared to 18.9 percent for the second quarter of 2009. Perpetual’s dividends are less than funds flow as the Corporation retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Corporation’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2010. From the inception of the Corporation through to the June 2010 dividend paid on July 15, 2010, Perpetual has paid over $1.06 billion in dividends to Shareholders, or $14.064 per common share.

PERPETUAL ENERGY INC.	2010 Q2	14

Commencing with the September 2009 dividend, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010 the plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP Plan”).

The Premium DRIP Plan allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional common shares on the applicable Dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase common shares with dividend proceeds at a price per common share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional common shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

A total of 2.7 million common shares were issued in respect of the Premium DRIP for net proceeds of $12.4 million to the Corporation during the second quarter of 2010.

Perpetual anticipates that dividends and capital expenditures for 2010 will be funded by funds flow and proceeds from the Premium DRIP plan; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and dividends. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended June 30		Six months ended June 30
Dividends ($ thousands)	2010	2009	2010	2009
Cash flow from operating activities	34,903	88,251	116,528	137,327
Net earnings (loss)	(44,211)	(8,835)	(6,961)	69,625
Dividends	21,382	17,240	40,549	38,704
Excess (shortfall) of cash flows from operating activities
over dividends	13,521	71,011	75,979	98,623
Excess (shortfall) of net earnings (loss) over dividends	(65,593)	(26,075)	(47,510)	30,921

The Corporation targets long-term sustainability of both its production base and dividends to Shareholders. As such, Perpetual’s dividend rates are designed to result in an excess of cash flows from operating activities over dividends which will provide the majority of the funding for Perpetual’s exploration and development expenditures for the respective periods. The excess of $13.5 million for the three months ended June 30, 2010 and $71.0 million for the three months ended June 30, 2009 compare to exploration and development expenditures on Perpetual’s cash flow statement of $33.6 million and $6.8 million for those periods, respectively. In periods where the excess of cash flows from operating activities over dividends is higher than exploration and development expenditures, the excess is applied to reduce bank debt or to fund acquisitions.

The Corporation has an excess of dividends over net earnings (loss) of $65.6 million for the three months ended June 30, 2010 and $26.1 million for the second quarter of 2009. Dividends typically vary substantially from net earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Corporation’s ability to pay dividends. Where dividends exceed net earnings, a portion of the cash dividends declared may represent an economic return of capital to the Corporation’s Shareholders.

Outlook and sensitivities

Perpetual has budgeted an additional $34 million in exploration and development in capital expenditures for the second half of 2010. Capital programs are underway in eastern Alberta primarily focused on high return recompletion opportunities as well as the strategic evaluation of the commercial development potential of two heavy oil pools in the Mannville area. Capital spending activities are also ongoing to evaluate several game changing opportunities in Perpetual’s portfolio including:

  A horizontal well and four vertical recompletions at Edson, targeting the Wilrich formation;
  Two additional horizontal wells at Carrot Creek and one additional farm-in well at Edson, evaluating the Cardium development potential; and
  At Elmworth, where a partner is fulfilling its obligation to drill, complete and evaluate Perpetual’s large Montney acreage position with a three well program.

Results on the Wilrich and Cardium programs are expected prior to the end of the third quarter, while preliminary results at Elmworth are anticipated by year end.

In addition, gas storage facility evaluation, design and construction expenditures are proceeding as scheduled, and WGSI anticipates incurring an additional $24 million in capital spending in the second half of 2010 to finalize construction for first withdrawal on November 1, 2010. Injection capability is expected to increase with two additional wells being brought on stream in August 2010. The Corporation expects that cash flow from WGSI will approximate $4 million for 2010 and forecasts $11 million for its first full year of operations in 2011 utilizing up to 15 Bcf of reservoir capacity for working gas.

Subsequent to the end of the second quarter, Perpetual closed the disposition of assets in the Cold Lake area for net proceeds of $13.8 million.

PERPETUAL ENERGY INC.	2010 Q2	15

The following table reflects Perpetual’s projected realized gas price, monthly funds flow and payout ratio at the current monthly dividend of $0.05 per common for the last six months of 2010 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, capital expenditures of $58 million and related production additions, operating costs of $56 million, cash general and administrative expenses of $16 million and an interest rate on bank debt of four percent. This information is intended to provide information to readers on estimated productionand funds flows for the second half of 2010 and year-end debt levels and may not be appropriate for other purposes.

		Average AECO Monthly Index Gas Price
		July to December 2010 ($/GJ)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	150	150	150
Realized gas price ($/Mcfe) (1)	5.57	6.20	6.83
Funds flow ($millions) (2)	70	81	90
Per Share ($/Unit/month)	0.079	0.092	0.102
Payout ratio (%) (2)	64	54	49
Ending net bank debt ($millions) (2)	256	245	236
Ending net debt ($millions) (2)	533	522	513
Ending net debt to funds flow ratio (times) (3)	2.8	2.6	2.4

(1)	Perpetual’s weighted average forward price on an average of 30,000 Mcf/d for the period July 1 to December 31, 2010 is $7.94 per Mcf. The current forward average AECO price for July to December 2010 is $4.39 per Mcf.
(2)	These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.
(3)	Calculated as ending net debt (including convertible debentures and the gas storage funding arrangement) divided by estimated annual funds flow. The Trust’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015

Perpetual’s sensitivity to gas prices for both the remainder of 2010 and 2011 has changed with changes in its financial and forward physical hedging position, including the early crystallization of hedging gains in the current period. Sensitivity of Perpetual’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not varied significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2009. Perpetual expects to exit the year with approximately $530 million in total net debt.

OTHER NON-GAAP MEASURES Payout ratio

Payout ratio refers to dividends measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of dividends. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per common share or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and restricted cash. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

PERPETUAL ENERGY INC.	2010 Q2	16

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Corporation as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Corporation’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosure. Perpetual’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2010 that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to Perpetual, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended June 30, 2010, there have been no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Corporation has adopted new accounting standards for business combinations effective January 1, 2010, as follows: a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs are charged to earnings as opposed to being included in the cost of the acquisition. b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

Adoption resulted in the Corporation presenting earnings before non-controlling interest in the statements of earnings with separate presentation of earnings attributable to non-controlling interests, and including non-controlling interest in the Shareholders’ equity section of the Corporation’s consolidated balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. Perpetual’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

The Corporation has identified key internal personnel with expertise to manage its transition to IFRS. During 2009 and the first half of 2010, Perpetual staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on training sessions put on by various accounting service firms. Perpetual personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. As a result of proposed changes to certain IFRS standards, together with the current stage of the Corporation’s IFRS project, Perpetual cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results. The Corporation has identified potential differences between IFRS and Canadian GAAP, as described below.

Property, plant and equipment

Perpetual currently groups similar assets for DD&A purposes under successful efforts accounting. Under IFRS, individual components of an item of property, plant and equipment may be separated and depreciated separately over their respective useful lives. Perpetual, as a successful efforts reporter under Canadian GAAP, anticipates that IFRS transition adjustments on its oil and gas assets will not be as extensive had it been a full cost oil and gas reporter.

Asset and goodwill impairment

Under Canadian GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and only the second fair value test is used both to gauge the likelihood of and record the amount of the impairment. Generally, more impairment losses will result from applying IFRS standards as compared to Canadian GAAP. Impairment losses can also be reversed under IFRS, which is not permitted under Canadian GAAP.

Goodwill impairment is assessed under Canadian GAAP by comparing the carrying value of each reporting unit, including goodwill, to the fair value of the reporting unit. Under IFRS, goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the combination, and an impairment loss is recognized when the recoverable amount is less than the carrying amount, including goodwill. Impairment losses related to goodwill cannot be reversed under IFRS.

Asset retirement obligation

Under Canadian GAAP, future asset retirement obligations are discounted to arrive at a net present value using a credit-adjusted risk-free interest rate. Under IFRS such obligations are also discounted, but the discount rate used is not credit-adjusted, leading to generally higher asset retirement obligations than under Canadian GAAP.

PERPETUAL ENERGY INC.	2010 Q2	17

Trust Units

For the periods in 2010 where Perpetual was an income trust, its Trust Units did not qualify as equity instruments under IFRS guidelines, and are classified as liabilities on the Trust’s opening IFRS balance sheet dated January 1, 2010. This conclusion also affects the accounting for unit incentive-based compensation and convertible debentures, since the conversion feature of the debentures are not included in Shareholders’ equity for this period. Subsequent to the conversion to a corporation, common shares outstanding are classified as equity in the Corporation’s financial statements.

Further differences may be identified as Perpetual continues its review of IFRS standards in 2010.

Prior to the implementation date, the Corporation intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, Perpetual will decide on accounting policies permissible under IFRS, which fit the Corporation’s operations and business strategy. Perpetual intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011. Perpetual will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Corporation capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Corporation’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Perpetual’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Corporation’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Corporation records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Perpetual’s assessment of its petroleum and natural gas properties for impairment.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Corporation.

Impairment of petroleum and natural gas properties

The Corporation reviews its proved properties for impairment on an operational field basis. For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Corporation on the balance sheet date. Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Corporation’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discus-sions with construction and engineering consultants. Estimating these future costs requires management to make esti-mates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments. The asset retirement obligation does not include any adjustment for the net sal-vage value of tangible equipment and facilities.

PERPETUAL ENERGY INC.	2010 Q2	18

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Perpetual’s operations are affected by a number of underlying risks both internal and external to the Corporation. These risks are similar to those affecting others in the conventional oil and gas producers sector. The Corporation’s financial position, results of operations and cash available for dividend to Shareholders are directly impacted by these factors.

Strategy post-conversion

After the completion of the corporate conversion, Perpetual’s dividends will no longer be deductible in computing income for tax purposes. There is a risk that this event may affect the Corporation’s dividend policy, business strategy and cost of capital.

Gas over bitumen

Recent decisions by the ERCB have brought into question Perpetual’s ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta. The ERCB and its predecessor the AEUB have ordered shutins of some of the Corporation’s production and reserves in this area.

On April 15, 2010 Perpetual received a copy of an application sent to the ERCB by an oil sands operator requesting the shut-in of 188 producing natural gas wells in the North and South Liege areas, within the Athabasca Oil Sands Area. The wells identified include approximately 92 wells operated by Perpetual, with current natural gas production of 5.5 MMcf/d net to the Corporation. An ERCB decision on the shut-in request is anticipated by the first quarter of 2011.

On August 3, 2010 Perpetual submitted to the ERCB a submission in respect of another application requesting approval of Steam-Assisted Gravity Drainage (“SAGD”) oil projects in the Leismer and Corner areas of northeast Alberta. Perpetual’s submission outlined concerns with the potential negative impacts the SAGD recovery method could have on Perpetual’s associated gas resources in the application areas, and proposed steps to monitor and compensate Perpetual for any impacts, should the SAGD oil recovery projects be allowed to proceed. Perpetual will attend the ERCB hearing for this application, which is scheduled to commence October 12, 2010.

Depletion of reserves

The Corporation has certain unique attributes which differentiate it from some other oil and gas industry participants. Dividends, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Perpetual does not expect to reinvest cash flow in the same manner as some other industry participants as one of the main objectives of the Corporation is to maximize long-term dividends. Accordingly, absent capital injections, Perpetual’s initial production levels and reserves will decline.

Perpetual’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on Perpetual’s success in exploiting its reserve base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Corporation’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional common shares become limited or unavailable Perpetual’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Perpetual is required to use funds flow to finance capital expenditures or property acquisitions, the level of dividends will be reduced.

Perpetual reinvests capital to minimize the effects of natural production decline on its asset base. The Corporation currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that Perpetual will be successful in developing or acquiring additional reserves on terms that meet the Corporation’s investment objectives.

Other risks and uncertainties affecting Perpetual’s operations are substantially unchanged from those presented in the Trust’s MD&A for the year ended December 31, 2009.

PERPETUAL ENERGY INC.	2010 Q2	19

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws.  This information and these statements relate to future events or to our future performance.  All statements other than statements of historical fact may be forward-looking statements.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the amount of future abandonment and reclamation costs, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporations’s asset base; expected costs relating to the Corporation’s potential gas storage project; the Corporation’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; ability to fund dividends and exploration and development; our corporate strategy;, expectations regarding Perpetual’s access to  capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Corporation’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

Perpetual believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents including, without limitation, those risks and contingencies described above and under ‘‘Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed annual report and annual information form, can be accessed from SEDAR at

www.	sedar.com or from Perpetual’s website at perpetualenergyinc.com.

PERPETUAL ENERGY INC.	2010 Q2	20

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2010	December 31, 2009
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 47,484	$ 34,079
Prepaids and deposits	5,572	12,910
Marketable securities (note 3)	5,428	163
Financial instruments (note 11)	46,853	46,152
	105,337	93,304

Property, plant and equipment (note 3)	1,012,267	921,705
Goodwill	29,129	29,129
Financial instruments (note 11)	2,753	21,167
	$ 1,149,486	$ 1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 58,561	$ 41,722
Dividends payable	7,177	6,311
Bank debt (note 5)	6,094	7,569
Convertible debentures (note 6)	-	55,271
	71,832	110,873

Long term bank debt (note 5)	243,849	262,393
Gas over bitumen royalty adjustments (note 13)	82,837	77,167
Asset retirement obligations (note 10)	206,417	194,588
Convertible debentures (note 6)	218,196	164,926
Gas storage arrangement (note 7)	31,569	–

Shareholders’ equity
Shareholders’ capital (note 8)	1,236,016	1,156,245
Equity component of convertible debentures (note 6)	15,836	10,844
Contributed surplus (note 9)	21,095	19,470
Non-controlling interest (note 4)	1,697	1,479
Deficit	(979,858)	(932,680)
	294,786	253,879
	$ 1,149,486	$ 1,065,305

See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 11, 12 and 13

PERPETUAL ENERGY INC.	2010 Q2	21

INTERIM CONSOLIDATED STATEMENTS Of EARNINGS (LOSS) AND DEFICIT

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 63,444	$ 58,631	$ 136,583	$ 141,381
Gas Storage	664	–	664	–
Royalties	(6,981)	(2,717)	(16,000)	(11,518)
Realized gain on financial instruments (note 11)	19,871	75,196	76,221	89,549
Unrealized gain (loss) on financial instruments (note 11)	(34,365)	(49,397)	(17,713)	45,737
Call option premiums received (note 11)	–	3,267	1,851	3,267
Gas over bitumen revenue (note 13)	278	312	723	846
	42,911	85,292	182,329	269,262

Expenses
Operating	21,842	25,172	45,485	58,184
Transportation costs	3,077	3,259	6,199	6,608
Exploration expenses	3,698	3,905	7,731	10,684
General and administrative (note 9)	10,831	9,808	19,469	18,890
Interest	4,071	4,032	6,863	5,707
Interest on convertible debentures (note 6)	5,124	4,654	9,573	9,181
Unrealized (gain) loss on marketable securities (note 3)	1,818	(40)	1,836	(14)
Gain on sale of property, plant and equipment (note 3)	(23,416)	(197)	(23,427)	(197)
Depletion, depreciation and accretion	60,077	47,201	115,561	95,491
	87,122	97,794	189,290	204,534
Earnings (loss) before income taxes	(44,211)	(12,502)	(6,961)	64,728
Future income tax recovery	–	(3,667)	–	(4,897)
Current taxes	–	–	–	–
	–	(3,667)	–	(4,897)
Net earnings (loss)	(44,211)	(8,835)	(6,961)	69,625
Net earnings (loss) attributable to (notes 1(b) and 4):
Shareholders of the Corporation	(44,162)	(8,728)	(6,629)	69,831
Non-controlling interests	(49)	(107)	(332)	(206)
Net earnings (loss)	(44,211)	(8,835)	(6,961)	69,625

Deficit, beginning of period	(914,314)	(813,934)	(932,680)	(871,029)
Net earnings (loss) attributable to Shareholders	(44,162)	(8,728)	(6,629)	69,831
Dividends declared	(21,382)	(17,240)	(40,549)	(38,704)
Deficit, end of period	(979,858)	(839,902)	(979,858)	(839,902)
Accumulated other comprehensive income	–	–	–	–
Deficit and accumulated other comprehensive income,
end of period	$ (979,858)	$ (839,902)	$ (979,858)	$ (839,902)
Earnings (loss) per Share (note 8(c))
Basic & Diluted	$ (0.31)	$ (0.08)	$ (0.05)	$ 0.62
Dividends per Share	$ 0.15	$ 0.15	$ 0.30	$ 0.34
See accompanying notes

PERPETUAL ENERGY INC.	2010 Q2	22

INTERIM CONSOLIDATED STATEMENTS Of CASH FLOWS

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (44,211)	$ (8,835)	$ (6,961)	$ 69,625
Items not involving cash
Depletion, depreciation and accretion	60,077	47,201	115,561	95,491
Share-based compensation	1,741	1,841	2,397	3,107
Unrealized loss (gain) on financial instruments	34,365	49,397	17,713	(45,736)
Gain on sale of property, plant and equipment	(23,416)	(197)	(23,427)	(197)
Unrealized loss (gain) on marketable securities	1,818	(40)	1,836	(14)
Future income tax recovery	–	(3,667)	–	(4,897)
Non-cash exploration expense	1,907	2,196	3,815	4,392
Non-cash interest expense on convertible debentures	791	822	1,394	1,640
Gas over bitumen royalty adjustments	2,258	1,521	6,086	4,392
Gas over bitumen royalty adjustments not yet received	1,205	–	(416)	–
Expenditures on asset retirement obligations	(989)	(1,068)	(3,012)	(2,430)
Change in non-cash working capital	(643)	(920)	1,542	11,954
Cash flow provided by operating activities	34,903	88,251	116,528	137,327
Financing activities
Issue of common shares	57,946	550	57,946	550
Dividends to Shareholders	(8,947)	(17,240)	(16,765)	(38,704)
Change in bank debt	7,534	(25,788)	(20,020)	(13,864)
Repayment of convertible debentures	(55,271)	–	(55,271)	–
Gas storage arrangement receipt	31,569	–	31,569	–
Convertible debenture issue	60,000	–	60,000	–
Convertible debenture issue fees	(2,461)	–	(2,664)	–
Severo share issue	150	–	550	–
Share issue costs	(1,708)	–	(3,199)	–
Change in non-cash working capital	688	(3,641)	4,341	(6,296)
	89,500	(46,119)	56,487	(58,314)
	124,403	42,132	173,015	79,013
Investing activities
Acquisition of properties and corporate assets	(114,194)	(28,575)	(138,443)	(35,405)
Exploration and development expenditures	(33,639)	(6,802)	(70,627)	(42,860)
Proceeds on sale of property and equipment	28,099	9,354	30,301	9,453
Change in non-cash working capital	(4,669)	(16,109)	5,754	(10,201)
	(124,403)	(42,132)	(173,015)	(79,013)
Change in cash		–	–	–
Cash, beginning of period		–	–	–
Cash, end of period	$ –	$ –	$ –	$ –
Interest paid	$ 7,829	$ 9,471	$ 10,626	$ 11,058
Taxes paid	–	–	–	–
See accompanying notes

PERPETUAL ENERGY INC.	2010 Q2	23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in $ thousands Cdn except as noted)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as described in note 1 b) and c) below. Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Corporation appearing on pages 29 through 42 of Paramount Energy Trust’s 2009 annual report and should be read in conjunction with these interim financial statements.

a) Corporate conversion

On June 30, 2010, Paramount Energy Trust (the “Trust”) completed its previously announced conversion (the “Conversion”) from an income trust to a corporation through a distribution of trust units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. References to Perpetual in these financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual. Additionally, references to shares, shareholders and dividends are comparable to units, unitholders and distributions previously under the Trust.

The conversion was accounted for as a continuity of interests. Transaction costs related to the conversion were expensed as incurred.

b) Change in accounting policy

CICA Handbook Section 1582 ‘‘Business Combinations’’ replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, expensing of transaction costs and increased disclosure for business combinations. Entities adopting Section 1582 are also required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. Perpetual has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010. See notes 2 and 4 for application of this change in accounting policy.

c) Gas storage

The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. Perpetual does not hold title to third party storage gas and does not store proprietary gas.

2. EDSON ACQUISITION

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit facilities. Under the bought deal financing, Perpetual issued 12.1 million Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57.5 million. The remainder of the $123.2 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of asset retirement obligation in the transaction. The purchase price was allocated to property, plant and equipment, with no consideration assigned to goodwill, intangible assets or future tax assets or liabilities and no working capital involved in the acquisition. The acquisition was accounted for using the new purchase method of accounting in accordance with the transitional provisions of Section 1582, and transaction costs were expensed. The Corporation has not yet finalized its determination of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

For the three and six months ended June 30, 2010, the Corporation recorded total revenues of $4.6 million and a net loss of $0.9 million in respect of the acquired assets. Had the acquisition occurred on January 1, 2010, Perpetual estimates that total revenues from the acquired assets would have been $10.8 million and the net loss would have been approximately $0.1 million.

PERPETUAL ENERGY INC.	2010 Q2	24

3. PROPERTY, PLANT AND EQUIPMENT
	June 30, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,385,188	$ 2,197,322
Asset retirement costs	170,457	160,143
Corporate assets	5,128	4,854
	2,560,773	2,362,319
Accumulated depletion and depreciation	(1,548,506)	(1,440,614)
	$ 1,012,267	$ 921,705

Property, plant and equipment at June 30, 2010 included $140.0 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $73.4 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010 the Corporation closed a purchase of natural gas assets for an aggregate purchase price of $16.6 million, including a $1.8 million deposit paid in 2009. The acquisition was financed through existing credit facilities. The Corporation has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

In 2010 the Corporation has disposed of several non-core producing oil and natural gas assets for proceeds of $37.4 million, including $7.1 million in common shares of a publicly traded oil and gas company. The common shares received are classified as held for trading by Perpetual and included in marketable securities on the Corporation’s balance sheet. Gains on sale totaling $23.4 million were recorded in respect of the dispositions.

4. NON-CONTROLLING INTEREST

Perpetual has an 89 percent ownership interest (2009 – 93 percent) in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining eleven percent is owned by employees of Severo and Perpetual and other private investors.

Perpetual has nominated two representatives of the four person Board of Directors of Severo. Since the Corporation has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non- Perpetual ownership interests of Severo are shown as non-controlling interest.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2009	$ 1,479
Severo share issue	550
Non-controlling interest share of net loss for the six months ended June 30, 2010	(332)
Balance at June 30, 2010	$ 1,697

5. BANK DEBT

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Based on the most recent semi-annual review by the Corporation’s lenders, the borrowing base was reduced from $360 million to $340 million, consisting of a demand loan of $325 million and a working capital facility of $15 million. The borrowing base under the facility will be re-determined by the syndicate on October 31, 2010. In addition to amounts outstanding under the Credit Facility, Perpetual has outstanding letters of credit in the amount of $6.3 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at June 30, 2010 was 3.7 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank, in the amount of $7 million. The facility has been renewed to April 30, 2011, with a reduction to $6 million by August 31, 2010. At June 30, 2010 Severo had $6.1 million drawn on the facility.

6. CONVERTIBLE DEBENTURES

The Corporation’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

PERPETUAL ENERGY INC.	2010 Q2	25

During 2009, Perpetual amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $23.80 per common share.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

  The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.
  The conversion price was reduced to $7.50 per common share.
  The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The Corporation incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both the issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Corporation’s 7.0% convertible unsecured subordinated debentures issued on May 26, 2010 (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation’s 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 (“6.25% Convertible Debentures”) matured and were paid out in cash on June 30, 2010. In conjunction with the repayment, $0.5 million in equity related to these debentures was removed from the equity portion of convertible debentures and credited to contributed surplus.

At the option of Perpetual, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by Perpetual will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity. The debt component is measured at amortized cost, after initial recognition at fair value.

	8% Series	6.25% Series	7.25% Series	6.5% Series	7% Series	Total
Short term balance, December 31, 2008	$ 5,848	–	–	–	–	$ 5,848
Long term balance, December 31, 2008	–	$ 54,713	$ 95,977	$ 70,828	–	$ 221,518
Accretion of non-cash equity component	–	117	745	501	–	1,363
Amortization of debenture issue fees	18	441	822	598	–	1,879
Issue fees for amended debentures	–	–	(1,036)	–	–	(1,036)
Equity component of amended debentures	–	–	(3,509)	–	–	(3,509)
Repayment of principal on maturity	(5,866)	–	–	–	–	(5,866)
Short term balance, December 31, 2009	–	55,271	–	–	–	$ 55,271
Long term balance, December 31, 2009	–	–	92,999	71,927	–	$ 164,926
Issue of debentures	–	–	–	–	60,000	60,000
Equity component of issued debentures	–	–	–	–	(5,460)	(5,460)
Accretion of non-cash equity component	–	–	451	274	126	851
Amortization of debenture issue fees	–	–	212	274	57	543
Issue fees for debentures	–	–	(203)	–	(2,461)	(2,664)
Repayment of principal on maturity	–	(55,271)			–	(55,271)
Long term balance, June 30, 2010	–	–	93,459	72,475	52,262	218,196
Market value, June 30, 2010	$ –	$ –	$ 103,971	$ 76,424	$ 62,400	242,795
Principal amount of debentures
outstanding, June 30, 2010	–	–	99,972	74,925	60,000	234,897
A reconciliation of the equity component of convertible debentures is provided below:
Balance, as at December 31, 2009						$ 10,844
Reduction in equity component for repayment of 6.25% Convertible Debentures						(468)
Equity component of issued debentures						5,460
Balance, as at June 30, 2010						$ 15,836

PERPETUAL ENERGY INC.	2010 Q2	26

7. GAS STORAGE ARRANGEMENT

To provide funding for the development of Perpetual’s natural gas storage facility, the Corporation has entered into a forward sales arrangement with a counterparty, whereby Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation. In exchange for the funds received, Perpetual has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. The gas storage liability on the balance sheet and the additional amount in escrow represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2013, using the effective interest rate method. In future periods the Corporation will also record changes to the financial instrument asset or liability related to the change in the 2013 forward price curve for natural gas and a corresponding unrealized gain (loss) on financial instruments on the statement of earnings.

8.	SHAREHOLDERS’ CAPITAL
a)	Authorized

Authorized capital consists of an unlimited number of common shares.

b) Issued and Outstanding
The following is a summary of changes in Shareholders’ capital:
Shares	Number of Shares	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Common shares issued pursuant to Share Option Plan	136,125	1,139
Common shares issued pursuant to Bonus Rights Plan	60,121	303
Common shares issued pursuant to Dividend Reinvestment Plan	2,895,519	13,547
Common shares issued pursuant to Optional Cash Payments	138,200	620
Common shares issued pursuant to Profound acquisition	10,025,990	32,184
Share redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	1,156,245
Common shares issued pursuant to Bonus Rights Plan	141,760	1,012
Common shares issued pursuant to Share Option Plan	114,625	654
Common shares issued pursuant to Dividend Reinvestment Plan	5,033,838	23,784
Common shares issued pursuant to share offering	12,109,500	57,520
Issue fees incurred on share offering	–	(3,199)
Balance, June 30, 2010	143,623,240	$ 1,236,016

c) Per share Information

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the three and six months ended June 30, 2010 of 142,117,932 and 134,796,543 (2009 – 113,070,580 and 113,019,466). Perpetual uses the treasury stock method for share options and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted per share amounts for the three and six months ended June 30, 2010, nil common shares were added to the basic weighted average number of common shares outstanding (2009 – nil and 311,757) for the dilutive effect of share options, bonus rights and convertible debentures. In computing diluted per share amounts for the three and six month periods ended June 30, 2010, 8,424,600 and 266,944 share options and bonus rights respectively, as well as 27,177,437 potentially issuable common shares through the Convertible Debentures (see note 6) were excluded as the Corporation had a net loss for the three and six months ended June 30, 2010 (2009 – 9,722,360 and 9,410,603 Share Options, 12,746,394 potentially issuable common shares through the Convertible Debentures).

d) Premium Dividend Reinvestment Plan

Commencing with the September 2009 distribution, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010 the Premium DRIP Plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP Plan”).

The Premium DRIP Plan allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional Shares on the applicable Dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase Shares with dividend proceeds at a price per Share equal to 94 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional Shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

PERPETUAL ENERGY INC.	2010 Q2	27

9.	INCENTIVE PLANS
a)	Share Option Plan

On June 17, 2010 the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan (“Share Option Plan”) which permits the Board of Directors to grant non transferable rights (“Share Options”) to purchase common shares to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The purpose of the Share Option Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of Perpetual’s long term performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting. The exercise price of the Share Options (“Grant Price”) shall equal the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant, unless otherwise permitted. The participants have the option of offering to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares. During the three and six month periods ended June 30, 2010 the Corporation recorded $1.0 million and $1.6 million respectively in Share-based compensation ($1.0 million and $2.3 million respectively for the three and six month periods ended June 30, 2009).

On July 17, 2010 the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options.

At June 30, 2010 Perpetual had 8.7 million Share Option Plan and Bonus Rights issued and outstanding relative to the 14.4 million (10 percent) of total common shares outstanding reserved under the Share Option Plan and the Bonus Rights Plans (see note 9 (b)). As at June 30, 2010, 1,958,250 Share Options granted under the Share Option Plan had vested but were unexercised (1,923,750 as of June 30, 2009).

Perpetual used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2010	2009
Dividend yield (%)	0.0	0.0
Expected volatility (%)	49.9	45.4 - 51.6
Risk-free interest rate (%)	2.27	1.56 - 2.34
Expected life of Share Options (years)	3.75	3.75 - 4.5
Vesting period of Share Options (years)	4.0	4.0
Contractual life of Share Options (years)	5.0	5.0
Weighted average fair value per Share Option on the grant date	$ 2.18	$ 1.93

Share Options	Average exercise price	Share Options
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	4.72	8,861,850
Granted	4.88	20,000
Forfeited	5.48	(342,625)
Exercised	3.71	(114,625)
Balance, June 30, 2010	$ 4.41	8,424,600

The following table summarizes information about Share Options outstanding at June 30, 2010 assuming the reduced exercise price described above:

			Weighted		Weighted average
	Number outstanding	Weighted average	average exercise	Number exercisable	vested exercise
Range of exercise prices	at June 30, 2010	contractual life (years)	price/Share Option	at June 30, 2010	price/Share Option
$2.45 to $4.49	5,390,225	3.2	$ 3.59	1,531,500	$ 3.57
$4.50 to $6.99	2,239,500	4.0	4.84	252,375	5.39
$7.00 to $8.99	208,500	2.4	7.55	104,250	7.55
$9.00 to $11.00	586,375	1.9	9.25	70,125	9.75
Total	8,424,600	3.3	$ 4.41	1,958,250	$ 4.24

PERPETUAL ENERGY INC.	2010 Q2	28

A reconciliation of contributed surplus is provided below:
Balance, as at December 31, 2008	$ 12,873
Share-based compensation expense	7,481
Transfer to Shareholders’ capital on exercise of Share Options	(581)
Transfer to Shareholders’ capital on exercise of Bonus Rights	(303)
Balance, as at December 31, 2009	19,470
Share-based compensation expense	2,397
Transfer from equity portion of convertible debentures (note 6)	468
Transfer to Shareholders’ capital on exercise of Share Options	(228)
Transfer to Shareholders’ capital on exercise of Bonus Rights	(1,012)
Balance, as at June 30, 2010	$ 21,095

b) Bonus Rights Plan

Perpetual has a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase common shares (“Bonus Rights”) granted under the Bonus Rights Plan from June 30, 2010 forward may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested common shares plus an additional number of common shares equal to the value of dividends on Perpetual’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the three and six month periods ended June 30, 2010 $0.8 million in compensation expense was recorded in respect of the Bonus Rights granted (three and six month periods ended June 30, 2009 – $0.8 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:
Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued Dividends	37,425
Balance, December 31, 2009	288,629
Exercised	(141,759)
Granted	106,067
Forfeited	(3,892)
Additional grants for accrued Dividends	17,899
Balance, June 30, 2010	266,944

PERPETUAL ENERGY INC.	2010 Q2	29

10. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on Perpetual’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods. Perpetual has estimated the net present value of its total asset retirement obligations to be $206.4 million as at June 30, 2010 based on an undiscounted total future liability of $358.8 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020. Perpetual used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Corporation’s asset retirement obligations:

	June 30, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	9,059	1,808
Obligations incurred	1,445	7,817
Obligations disposed	(3,332)	(8,016)
Revisions to estimates	–	3,233
Expenditures for obligations during the period	(3,012)	(3,715)
Accretion expense	7,669	13,738
	$ 206,417	$ 194,588

11. FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a) Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Corporation manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure. The Corporation’s allowance for doubtful accounts as at June 30, 2010 is $3.7 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $7.4 million as at June 30, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Corporation has $1.1 million payable to counterparties from which the Corporation holds past due receivables.

b) Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

PERPETUAL ENERGY INC.	2010 Q2	30

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a revolving credit facility, as outlined in note 5. The lender reviews the Corporation’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at June 30, 2010:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$ 58,561	$ 58,561	$ –	$ –	$ –
Dividends payable	7,177	7,177	–	–	–
Current bank debt – principal	6,094	6,094	–	–	–
Long term bank debt – principal	243,849	–	243,849	–	–
Convertible debentures – principal (1)	234,897	–	–	74,925	159,972
Total	$ 550,578	$ 71,832	$ 243,849	$ 74,925	$ 159,972
(1) Assuming repayment of principal is not settled in common shares, at the option of Perpetual.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt (1)	$ 7,713	$ 4,298	$ 3,415	$ –	$ –
Interest on convertible debentures (2)	66,060	8,159	16,318	36,779	4,804
Total	$ 73,773	$ 12,457	19,733	$ 36,779	$ 4,804

(1)	Assuming revolving feature of the credit facility is not extended and calculated at the June 30, 2010 effective interest rate of 3.7% and assuming a constant debt level equivalent to the balance at June 30, 2010.
(2)	Assuming payment of interest is not settled in common shares, at the option of Perpetual.

c) Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Corporation’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation’s risk management policy.

As at June 30, 2010, the Corporation has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the six month period ended June 30, 2010 $0.2 million has been included in oil and natural revenue pertaining to forward physical gas fixed-price sales contracts ($1.1 million for the six month period ended June 30, 2009). In order to calculate these realized gains, Perpetual compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for three and six month periods ended June 30, 2010 were $19.9 million and $76.2 million respectively ($75.2 million gain and $89.5 million gain for the three and six month periods ended June 30, 2009). Of the total realized gains on financial instruments, included in earnings for the three and six month periods ended June 30, 2010, $12.3 million and $69.3 million, respectively, were recorded as a result of settlement of contracts prior to maturity ($ nil and $47.7 million for three and six month periods ended June 30, 2009).

PERPETUAL ENERGY INC.	2010 Q2	31

Natural gas commodity contracts
At June 30, 2010 the Corporation had entered into forward gas sales arrangements at AECO as follows:
Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)		Term
Financial	sold	35,000	$3.982	July 2010
Financial	buy	(35,000)	$3.989	July 2010
Physical	sold	25,900	$4.087	July 2010
Physical	buy	(25,900)	$4.075	July 2010
Financial	sold	52,500	$4.399	July 2010 – October 2010
Financial	sold	85,000	$7.505	November 2010 – March 2011
Physical	sold	10,000	$7.745	November 2010 – March 2011
Financial	sold	50,000	$5.211	April 2011 – October 2011
Financial	buy	(2,500)	$4.705	April 2011 – October 2011
Financial	sold	60,000	$5.327	November 2011 – March 2012
Financial	buy	(22,500)	$5.291	November 2011 – March 2012

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods. In return for this option the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010 respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Corporation’s cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	15,000	$ 7.083	July – October 2010
Financial	sold	20,000	$ 7.250	July – December 2010
Financial	sold	32,500	$ 8.000	November 2010 – March 2011
Financial	sold	30,000	$ 6.000	April 2011 – October 2011

At June 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

		Volumes at NYMEX
Type of contract	Perpetual sold/bought	(MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	25,000	$ 4.754	July 2010
Financial	bought	(25,000)	$ 5.058	July 2010
Financial	bought	(20,000)	$ 4.857	August 2010

At June 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

		Volumes at NYMEX
Type of contract	Perpetual sold/bought	(MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	5,000	$ (0.770)	July 2010 – October 2010
Financial	bought	(5,000)	$ (0.810)	July 2010 – October 2010
Physical	sold	17,500	$ (0.445)	July 2010 – October 2010
Physical	bought	(17,500)	$ (0.731)	July 2010 – October 2010
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	15,000	$ (0.547)	April 2011 – October 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011

PERPETUAL ENERGY INC.	2010 Q2	32

The following table reconciles the Corporation’s financial instrument assets and liabilities as at June 30, 2010:
	Current Financial	Long Term Financial
	Instrument Asset	Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized (loss) gain	701	(18,414)	(17,713)
Balance at June 30, 2010	$ 46,853	$ 2,753	$ 49,606

Commodity price sensitivity analysis

As at June 30, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $11.0 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Corporation’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at June 30, 2010.

Interest rate risk

The Corporation utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Corporation’s future Dividends and capital investments.

Perpetual’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly dividends, are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the three months ended June 30, 2010.

Interest rate sensitivity analysis

For period three months ended June 30, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease) increase in net earnings	$ (700)	$ 700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Corporation’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Corporation considers its capital structure to include shareholders’ capital, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged following the conversion to a corporation in June 2010.

PERPETUAL ENERGY INC.	2010 Q2	33

The Corporation monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended June 30, 2010:

Net debt ($ thousands)	June 30, 2010
Bank debt	$ 243,849
Convertible debentures, measured at principal amount	234,897
Gas storage arrangement	31,569
Working capital deficiency (surplus) (2)	13,348
Net debt	523,663
Cash flow provided by operating activities	35,186
Exploration costs (3)	832
Expenditures on asset retirement obligations	989
Gas over bitumen royalty adjustments not yet received	(1,205)
Changes in non-cash operating working capital	360
Funds flow	36,162
Annualized funds flow (1)	$ 144,648
Net debt to annualized funds flow ratio (times) (1)	3.6

(1)	These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.
(2)	Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation’s hedging activities.
(3)	Certain exploration costs are added back to funds flow in order to be more comparable to other energy Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by Perpetual to be more closely related to investing activities than operating activities.

As at June 30, 2010, the Corporation’s ratio of net debt to annualized funds flow was 3.6 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation’s shareholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Corporation’s credit facility is subject to lender’s covenants with which Perpetual was in compliance at June 30, 2010.

The capital structure at June 30, 2010 was as follows:

Net debt	$ 523,663
Total equity (net of deficit) (1)	294,786
Total capital at June 30, 2010	$ 818,449
(1) As at June 30, 2010 the closing market price of Perpetual’s common shares was $ 5.10.

PERPETUAL ENERGY INC.	2010 Q2	34

Fair value of financial instruments

The Corporation’s financial instruments as at June 30, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, Dividends payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Gas Storage Arrangement	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage arrangement is captured through the recording of a financial instrument asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

12.	OPERATING LEASES
a)	Operating leases

As of June 30, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2010	$ 1,204
2011	2,391
2012	2,376
2013	2,010
After 2014	8,439
Total commitment	$ 16,420

b) Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of June 30, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2010	$ 4,565
2011	6,320
2012	3,499
2013	2,345
After 2014	1,729
Total commitment	$ 18,458

PERPETUAL ENERGY INC.	2010 Q2	35

13. GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices the Corporation’s net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of June 30, 2010 Perpetual has accumulated $5.6 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Corporation’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded year to date June 30, 2010	6,086
Less: royalty adjustments not yet received year to date June 30, 2010	(416)
Net liability, June 30, 2010	$ 82,837

In 2006, Perpetual disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. As a result, in 2010 the Corporation reclassified $0.7 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

PERPETUAL ENERGY INC.	2010 Q2	36

DIRECTORS	AUDITORS
KPMG LLP
Clayton H. Riddell Executive Chairman
Susan L. Riddell Rose President, Chief Executive Officer and Director (4)	BANKERS
Karen A. Genoway Independent Director (2) (3) (5)	Bank of Montreal
Randall E. (Randy) Johnson Independent Director (1) (3) (5)	Canadian Imperial Bank of Commerce
Robert A. Maitland Independent Director (1) (3) (5)	The Bank of Nova Scotia
Geoffrey C. Merritt Independent Director (1) (2) (4)	The Toronto-Dominion Bank
Donald J. Nelson Independent Director (2) (4)	The Toronto-Dominion Bank
Howard R. Ward Independent Director (3) (4) (5)	National Bank of Canada
ATB Financial
(1) Member of Audit Committee
(2) Member of Reserves Committee	RESERVE EVALUATION CONSULTANTS
(3) Member of Corporate Governance Committee	McDaniel & Associates Consultants Ltd.
(4) Member of Environmental, Health & Safety Committee (5) Member of Compensation Committee
REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
OFFICERS
HEAD OFFICE
Susan L. Riddell Rose President, Chief Executive Officer and Director (4)	3200, 605 – 5 Avenue SW
Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	Calgary, Alberta Canada T2P 3H5
Jeffrey R. Green Vice President, Production Operations and Administration	PHONE 403 269.4400
Gary C. Jackson Vice President, Land and Acquisitions	TOLL FREE 800.811.5522
Kevin J. Marjoram Vice President, Warwick Gas Storage	FAX 403 269.4444
Marcello M. Rapini Vice President, Marketing	EMAIL info@perpetualenergyinc.com
Marcello M. Rapini Vice President, Marketing	WEB www.perpetualenergyinc.com
R. William Thornton Vice President, Heavy Oil	STOCK EXCHANGE LISTING | TSX | PMT
Roderick (Rick) P. Warters Vice President, New Ventures and Geoscience	CONVERTIBLE DEBENTURES | PMT.DB.C PMT.DB.D PMT.DB.E
J. Christopher Strong Corporate Secretary, Corporate Counsel

FORWARD-LOOKING INFORMATION

Certain information regarding Perpetual in this report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involves risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital costs, including drilling, completion and facility costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect Perpetual’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website. Furthermore, the forward-looking statements contained in this report are made as at the date of this report and Perpetual does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. For more information, please refer to Forward-Looking Information on page 21 of this report.

PERPETUAL ENERGY INC.	2010 Q2	37